Exhibit (a)(5)(k)
TELEMAR PARTICIPAÇÕES S.A.
A Publicly-Traded Company in Brazil
CNPJ/MF No. 02.107.946/0001-87
STATEMENT OF MATERIAL FACT
(a)	Regarding the information provided in the statement of material fact released on August 2, 2007, Telemar Participações S.A. (“TmarPart”) hereby informs the public that the voluntary public tender offer to purchase preferred shares of its subsidiary Tele Norte Participações S.A. will no longer occur on August 14, 2007.

(b)	TmarPart is extending the ADS Expiration Time (as defined in the Offer to Purchase dated June 20, 2007) until 10:00 a.m., New York City time on September 5, 2007, and is extending the Share Expiration Time (as defined in the Offer to Purchase) until 6:00 p.m., Brasília time on September 5, 2007, with the auction to occur at 1:15 p.m., Brasilia time, the following day (September 6, 2007). The ADS Expiration Time was set for 10:00 a.m., New York City time on August 13, 2007, and the Share Expiration Time was set for 6:00 p.m., Brasília time on August 13, 2007.

(c)	TmarPart also informs that the price per share to be paid to the shareholders of Tele Norte Leste Participações S.A. who tender their shares in the Tender Offer remains at R$35.09 and that only upon receipt of the necessary bank financing, which will be timely informed to the public by means of another statement of material fact, the company will increase the price from R$35.09 to R$45.00. TmarPart also confirms that the Tender Offer will remain open for at least 10 business days following any price increase.

(d)	Except as set forth herein, the terms and conditions of the offer as set forth in the Offer to Purchase remain unchanged. The completion of the tender offer is subject to those conditions described in the Offer to Purchase.

(e)	As of 5:00 p.m. Eastern on Friday, August 10, 2007, holders of approximately 31,614,679 ADSs have delivered valid tenders pursuant to the tender offer.

(f)	The content of this statement of material fact is being transmitted simultaneously to the Investors Relations Officer of Tele Norte Leste S.A., for release to the shareholders of such company.

(g)	The Offer to Purchase, Schedule TO and other materials relating to the tender offer in the U.S. may be obtained free of charge at www.sec.gov or by calling the information agent, The Altman Group, at 800.398.2816 (toll-free) in the United States and 201.806.2234 (collect), outside the United States. The materials relating to the tender offer contain important information that should be read carefully before any decision is made with respect to the tender offer. The completion of the tender offer is subject to conditions described in the offer to purchase.

Rio de Janeiro, August 13, 2007
Fabio Schvartsman
Investors Relations Officer